T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	info@coralgold.com www.coralgold.com

April 26, 2010

VIA SEDAR

To: All applicable Exchanges and Commissions

Dear Sirs/Mesdames:

Re:           Notice of the Meeting and Record Date
2010 Annual General and Special Meeting

In compliance with National Policy NI54-101 requirements, the following is an advance notice of the meeting of:

Issuer	Coral Gold Resources Ltd.
ISIN	CA2180021032
CUSIP	218002103
Meeting Date	June 28, 2010
Record Date for Notice	May 21, 2010
Record Date for Voting	May 21, 2010
Beneficial Ownership Determination Date	May 21, 2010
Class of Securities Entitled to Receive Notice	Common
Class of Securities Entitled to Vote	Common
Type of Meeting	Annual General and Special

Yours truly,

CORAL GOLD RESOURCES LTD.

“Dorothy Chin”

____________________________________
Dorothy Chin
Corporate Secretary